CHAPMAN AND CUTLER LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                April 18, 2017


Lauren Sprague Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 6632
              S&P Dividend Aristocrats Target 25 Portfolio Series
                                 (the "Trust")
                      CIK No. 1694154 File No. 333-216790
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Dear Ms. Hamill:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

The Strategy (p. 10)

      1. PLEASE DISCLOSE WHAT HAPPENS IF MORE THAN SEVEN STOCKS FROM ANY ONE OF THE MAJOR GICS SECTORS ARE SELECTED BY THE TRUST'S STRATEGY.

      Response: The following disclosure has been added to the description of the Trust's strategy:

      "If more than seven stocks from any one of the major GICS sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Brian D. Free
                                          ------------------
                                          Brian D. Free


Enclosures